Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-195610

333-195610-01

PRICING TERM SHEET
FIBRIA OVERSEAS FINANCE LTD.

U.S.$700,000,000 5.500% NOTES DUE 2027

GUARANTEED BY
FIBRIA CELULOSE S.A.

JANUARY 11, 2017

ISSUER:	Fibria Overseas Finance Ltd.

GUARANTOR:	Fibria Celulose S.A.

SECURITY:	5.500% Notes due 2027

RANKING:

The notes and the guarantee will be general unsecured senior obligations and will rank equal in right of payment with all of the Issuer’s and the Guarantor’s existing and future senior unsecured indebtedness, respectively. The notes and the guarantee will be (i) effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, respectively, and (ii) structurally subordinated to all of the existing and future liabilities of the Guarantor’s subsidiaries (other than the Issuer).

FORMAT:	SEC Registered

CURRENCY:	U.S. Dollars

PRINCIPAL AMOUNT:	U.S.$700,000,000

MATURITY DATE:	January 17, 2027

PRICING DATE:	January 11, 2017

EXPECTED SETTLEMENT DATE:	January 17, 2017, T+3

COUPON:	5.500%

DAY COUNT:	30/360

INTEREST PAYMENT DATES:	January 17 and July 17, commencing on July 17, 2017

ISSUE PRICE:	98.491% of principal amount plus accrued interest, if any, from January 17, 2017

BENCHMARK TREASURY:	UST 2.000% due November 15, 2026

BENCHMARK TREASURY PRICE AND YIELD:	96-28; 2.358%

SPREAD TO BENCHMARK TREASURY:	+334.2 basis points

YIELD TO MATURITY:	5.700%

MAKE-WHOLE CALL:	+50 basis points

OPTIONAL REDEMPTION PROVISIONS:

Either the Issuer or the Guarantor may, at its option, redeem the notes, in whole or in part, at any time, by paying the greater of (i) 100% of the principal amount of the notes plus accrued interest and additional amounts, if any, to the date of redemption and (ii) the applicable “make-whole” amount, as described under “Description of the Notes—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement (as defined below).

TAX REDEMPTION PROVISIONS:

The Issuer or the Guarantor may, at its option, redeem the notes, in whole but not in part, at 100% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the redemption date, on or after or at any time upon the occurrence of specified events relating to taxes imposed by Relevant Jurisdictions (as defined in the section headed “Description of the Notes—Payment of Additional Amounts” in the Preliminary Prospectus Supplement). See “Description of the Notes—Redemption—Tax Redemption” in the Preliminary Prospectus Supplement.

USE OF PROCEEDS:	The Issuer will use the net proceeds from the sale of the notes for Eligible Green Projects (as defined in “Use of Proceeds” in the Preliminary Prospectus Supplement).

NET PROCEEDS BEFORE EXPENSES:	U.S.$685,547,000

RATINGS*:	BBB- (S&P) / BBB- (Fitch)

DENOMINATION:	Minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

GOVERNING LAW:	State of New York

CLEARING:	DTC

LISTING:	The Issuer will apply to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	CUSIP: 31572UAF3
ISIN: US31572UAF30

JOINT BOOK-RUNNING MANAGERS:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

CO-MANAGERS:	Mizuho Securities USA Inc. MUFG Securities Americas Inc. Natixis Securities Americas LLC Scotia Capital (USA) Inc.

AMENDMENT TO REDEMPTION PROVISIONS IN PRELIMINARY PROSPECTUS SUPPLEMENT:	The second paragraph under the heading “Redemption” on pages S-48 and S-49 of the Preliminary Prospectus Supplement (as defined below) shall be deemed to be deleted.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information in this Pricing Term Sheet supplements the preliminary prospectus supplement filed with the SEC on January 4, 2017 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may access these documents without charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus supplement and prospectus if you request it by calling or e-mailing BNP Paribas Securities Corp. at 1-800-854-5674, Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities LLC at 1-866-846-2874 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at is 1-800-294-1322.